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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
IROBOT CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
462726100
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462726100	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronald Chwang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	5	SOLE VOTING POWER

NUMBER OF		34,001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		720,680

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		34,001

WITH	8	SHARED DISPOSITIVE POWER

		720,680

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	754,681

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	3.0%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No. 462726100	13G	Page 3 of 6 Pages
Item 1(a). Name of Issuer:
     iRobot Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     8 Crosby Drive, Bedford, Massachusetts 01730
Item 2(a). Name of Person Filing:
     Ronald Chwang
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o iD Ventures America, LLC
5201 Great America Parkway, Suite 270
Santa Clara, California 95054
Item 2(c). Citizenship:
     Canada
Item 2(d). Title of Class of Securities:
     Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
     462726100
Item 3. Not Applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of December 31, 2008, Ronald Chwang was the record holder of 34,001(1) shares of Common Stock and may be deemed to beneficially own 193,710(2) shares of Common Stock (together, the “Chwang Shares”).
As a principal of iD5 Ventures, Ltd. (the general partner of iD5 Fund, L.P.), Ronald Chwang may be deemed to beneficially own 526,970 shares of Common Stock held of record by iD5 Fund, L.P. (the “Fund Shares”).
Ronald Chwang may be deemed to beneficially own the Chwang Shares and the Fund Shares for an aggregate of 754,681 shares of Common Stock.

CUSIP No. 462726100	13G	Page 4 of 6 Pages
Ronald Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, and this report shall not be deemed an admission that he is the beneficial owner of all of the reported shares.
(b)	Percent of class: 3.0%
The foregoing percentage is calculated based on the 24,776,321 shares of Common Stock of iRobot Corporation outstanding as of October 25, 2008 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2008.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 34,001 (1)

(ii)	Shared power to vote or to direct the vote: 720,680 (2)

(iii)	Sole power to dispose or to direct the disposition of: 34,001 (1)

(iv)	Shared power to dispose or to direct the disposition of: 720,680 (2)

(1)	Consists of 34,001 shares of Common Stock issuable to Ronald Chwang upon exercise of stock options within 60 days of December 31, 2008.

(2)	Includes 193,710 shares of Common Stock held by the Chwang-Seto Family Trust. Ronald Chwang disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, and this report shall not be deemed an admission that Ronald Chwang is the beneficial owner of all of the reported shares.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

CUSIP No. 462726100	13G	Page 5 of 6 Pages
Item 10. Certification.
     Not applicable.

CUSIP No. 462726100	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

/s/ Ronald Chwang
Ronald Chwang